ISSUER FREE WRITING PROSPECTUS

RELATING TO PRELIMINARY PROSPECTUS SUPPLEMENT

DATED JULY 24, 2012

FILED PURSUANT TO RULE 433

REGISTRATION NUMBER 333-176930

KB HOME

$350,000,000 7.5% Senior Notes due 2022

Final Pricing Term Sheet

July 24, 2012

This Final Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Final Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.

Issuer:	KB HOME

Securities:	7.5% Senior Notes due 2022 (“Notes”)

Amount:	$350,000,000

Coupon (Interest Rate):	7.5%

Yield:	7.5%

Spread to Benchmark Treasury:	610 bps

Benchmark Treasury:	UST 1.75% due May 15, 2022

Scheduled Maturity Date:	September 15, 2022

Public Offering Price:	100.0%

Gross Proceeds:	$350,000,000

Underwriting Discount:	1.375% of principal amount

Net Proceeds to Issuer before Estimated Expenses:	$345,187,500

Net Proceeds to Issuer after Estimated Expenses:	$344,487,500

Payment Dates:	March 15 and September 15 of each year, commencing on March 15, 2013

Record Dates:	March 1 and September 1 of each year

Redemption

The Notes will be redeemable in whole at any time or in part from time to time, at the Issuer’s option, at a redemption price equal to the greater of:

(1) 100% of the principal amount of the Notes to be redeemed; or

(2) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed (exclusive of interest accrued to the applicable redemption date), discounted to such redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Preliminary Prospectus Supplement), plus 50 basis points, plus in each case accrued and unpaid interest on the Notes being redeemed to the redemption date.

Change of Control Triggering Event:	Upon a change of control triggering event, the Issuer will be required to make an offer to repurchase all outstanding Notes at a price in cash equal to 101% of the principal amount of the Notes, plus any accrued and unpaid interest to, but not including, the repurchase date.

CUSIP:	48666K AR0

ISIN:	US48666KAR05

Distribution:	SEC Registered (Registration No. 333-176930)

Listing:	None

Trade Date:	July 24, 2012

Settlement Date:	July 31, 2012 (T+5)

Joint Book-Running Managers:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc.

Tender Offers Amendment and Increased Offering Size

The Issuer announced on July 24, 2012 that it has amended the previously announced tender offers for its 5-1/4% Senior Notes due 2014 (the “2014 Notes”), 5-7/8% Senior Notes due 2015 and 6-1/4% Senior Notes due 2015 to extend the Early Tender Premium on the 2014 Notes to the Expiration Date and increase the Maximum 2015 Amount (as defined in the Preliminary Prospectus Supplement) to up to $240.0 million aggregate principal amount, less the amount of 2014 Notes accepted for purchase. The Issuer intends to use all or a portion of the net proceeds from the Note offering to purchase such increased amount of notes in the tender offers, if accepted, subject to the terms and conditions of the tender offers described in the Offer to Purchase dated July 11, 2012 and related Letter of Transmittal, as amended or supplemented. Any remaining net proceeds to the Issuer may be used for general corporate purposes as described in the Preliminary Prospectus Supplement under “Use of Proceeds.”

The Issuer has also increased the aggregate amount of Notes offered as described in the Preliminary Prospectus Supplement to $350.0 million from $250.0 million, resulting in net cash proceeds to the Issuer (after deducting underwriting discounts and estimated fees and expenses) of $344.5 million.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained by contacting Citigroup Global Markets Inc. at the following address: Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York 11220 or by telephone at 1-877-858-5407 or by e-mail at batprospectusdept@citi.com.

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